

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 30, 2015

Via E-mail
Kevin Pollack
Chief Financial Officer
Lightlake Therapeutics Inc.
445 Park Avenue, 9th Floor
New York, NY 10022

      Re: Lightlake Therapeutics Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed November 12, 2015
             File No. 000-55330

Dear Mr. Pollack:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ James Lopez (for)

                    John Reynolds
                    Assistant Director
                    Office of Beverages,
                    Apparel, and Mining

cc: Gregg E. Jaclin, Esq.
        Szaferman, Lakind, Blumstein & Blader, PC